CERTIFICATE OF FORMATION

OF

LB TOWER COMPANY LLC

FIRST:     The name of the limited liability company is LB Tower Company LLC.

SECOND:     Its registered office in the State of Delaware is to be located at 1013 Centre Road, Wilmington, Delaware, 19805.
The name of the registered agent at such address is the Corporation Service Company.

THIRD:     The limited liability company shall have perpetual existence.

Dated: May 24, 2000

/s/ Mark C. Bissinger Mark C. Bissinger Authorized Representative